Exhibit 3.2
TEXT OF AMENDED SECTION 1.02 OF ARTICLE I
OF THE AMENDED AND RESTATED BYLAWS OF
FLUOR CORPORATION
Effective as of
May 3, 2006
     “Section 1.02 Principal Office. The principal office for the transaction of the business of the Corporation shall be at 6700 Las Colinas Boulevard, Irving, Texas 75039. The Board of Directors (hereinafter called the “Board”) is hereby granted full power and authority to change said principal office from one location to another.”